Exhibit 24

Confirming Statement.

Ben S. Stefanski has authorized Paul Huml, Beth Novotny, Kurt Leeper and Peter VanEuwen signing singly as his true and lawful attorney-in-fact to execute for him and on his behalf Forms 3, 4, and 5 (and Form ID) in accordance with Section 16(a) of the Securities Exchange
Act of 1934 and the rules thereunder. This authority shall remain in full force and effect until Mr. Stefanski is no longer required to file Forms 3, 4, and 5 with respect to his holdings of and transactions in securities issued by TFS Financial Corporation, unless earlier revoked by Mr. Stefanski in a signed writing delivered to the authorized persons.

103329759.1